UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1
___________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

UPSTREAM BIOSCIENCES INC.
(Exact name of registrant as specified in its corporate charter)

Nevada	000-50331	98-0371433
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2089 East Fort Union Blvd., Salt Lake City, Utah 84121
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (801) 601-2700

Approximate Date of Mailing: June 7, 2013

UPSTREAM BIOSCIENCES INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF
UPSTREAM BIOSCIENCES INC.

INTRODUCTION

This Information Statement is being mailed on or about June 7, 2013 to the holders of record at the close of business on May 31, 2013 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Upstream Biosciences, Inc., a Nevada company (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by that certain Securities Purchase Agreement (the “SPA”) entered on May 24, 2013 by and among Charles El-Moussa (“El-Moussa”) and Six Capital Limited, a Seychelles company (“Six Capital”, and together with El-Moussa, each a “Seller” and collectively, the “Sellers”), who own, in the aggregate, 10,778,081 shares (the “Shares”) of Common Stock, and RealSource Acquisitions Group, LLC, a Utah limited liability company (“RealSource”), and Chesterfield Faring Ltd., a New York corporation (“Chesterfield” and, with RealSource, each a “Buyer” and collectively, the “Buyers”).   The purchase and sale of the Shares as contemplated by the SPA (the “Purchase”) closed on May 31, 2013 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.  The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the SPA.

On the Record Date, 11,975,645 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

Following consummation of the Purchase, the Buyers collectively owned approximately 90% of the Company’s outstanding voting securities, with: (i) RealSource owning 9,161,369 shares of Common Stock, or 76.5% of the Company’s outstanding voting securities and (ii) Chesterfield owning 1,616,712 shares of Common Stock, or 13.5% of the Company’s outstanding voting securities.  The Purchase has resulted in a change in control of the Company.

In connection with the change in control, El-Moussa, the Company’s President, Chief Executive Officer, Chief Financial Officer, Treasurer and sole director, resigned his officer positions with the Company, which resignation became effective immediately upon the closing of the Purchase.

Simultaneously with closing of the Purchase, Michael S. Anderson, Nathan W. Hanks and V. Kelly Randall were appointed as directors of the Company by El-Moussa in his capacity as sole director, which appointment became effective immediately.  El-Moussa’s resignation as a director of the Company shall become effective 10 days after this information statement is mailed to the Company’s shareholders as of the Record Date.  Also simultaneously with the closing of the Purchase, El-Moussa, in his capacity as sole director, appointed the following individuals to the following officer positions of the Company:

Name	Title
Michael S. Anderson	Chairman of the Board
Nathan W. Hanks	President and Chief Executive Officer
V. Kelly Randall	Chief Operating Officer and Chief Financial Officer

Other than the transactions and agreements disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2013, the Company knows of no arrangements which may result in a change in control of the Company.  Except as set forth in this Information Statement, no officer, director, promoter, or affiliate of the Company has, or proposes to have, any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

To the best of the Company’s knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, did not hold any previous position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of our knowledge, none of the officers or incoming or existing directors or officers of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act of 1934 and Rule 14f-l promulgated thereunder require the mailing to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of  directors occurs (otherwise than at a meeting of shareholders).  Accordingly, the change in a majority of directors will not occur until at least 10 days following the filing and mailing of this Information Statement.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The Company’s authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value, and 100,000,000 shares of preferred stock, $0.001 par value.  As of the Record Date, 11,975,645 shares of common stock and no shares of preferred stock were issued and outstanding.

DIRECTORS AND OFFICERS
Pre-SPA

The Company’s officer and director and additional information concerning him prior to closing of the Purchase are as follows:

Name	Age	Positions Held	Date First Elected or Appointed
Charles El-Moussa	41	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director	February 15, 2012

On the Closing Date, El-Moussa submitted a resignation letter to resign his officer and director positions with the Company. His resignation as an officer of the Company became effective immediately upon the closing of the Purchase.  The resignation of El-Moussa as a director shall become effective 10 days after mailing of this Information Statement.

Charles El-Moussa. Mr. El-Moussa is currently Regional Vice President of RE/MAX of Texas where he directs and oversees corporate franchise operations including franchise sales, broker services, corporate development and sponsorship, advertising, marketing, charities promotions and information technology.  Mr. El-Moussa also held the position of Corporate Fuel Marketing Manager of Universal Weather & Aviation, in Houston, Texas where he managed the marketing of a $200 million global fuel card program, managed direct relationships with Fortune 500 clients, fixed base operators and fuel suppliers worldwide, coordinated the design and implementation of the fuel department’s automated web page, spearheaded the development of the department’s in-house automation project and analyzed fuel sales profitability and productivity.  Mr. El-Moussa obtained his B.B.A at the University of St. Thomas in Houston and his J.D. at the South Texas College of Law in Houston.

Post-SPA

Simultaneously with closing of the Purchase, Michael S. Anderson, Nathan W. Hanks and V. Kelly Randall were appointed as directors of the Company by El-Moussa in his capacity as sole director, which appointment became effective immediately. El-Moussa’s resignation as a director of the Company shall become effective 10 days after this information statement is mailed to the Company’s shareholders as of the Record Date.

Also simultaneously with the closing of the Purchase, El-Moussa, in his capacity as sole director, appointed the individuals listed below to the officer positions of the Company set forth below.

The following table sets forth information regarding the Company’s new directors and officers as a result of the closing of the Purchase:

Name	Age	Positions Held	Date First Elected or Appointed
Michael S. Anderson	59	Chairman of the Board and Director	May 31, 2013
Nathan W. Hanks	52	President and Chief Executive Officer and Director	May 31, 2013
V. Kelly Randall	62	Chief Operating Officer and Chief Financial Officer, and Director	May 31, 2013

Michael S. Anderson was appointed Chairman of the Board of the Company on May 31, 2013.  Mr. Anderson has been involved the real estate industry since 1972 and is the founder and chairman of the board of directors of Real Source Brokerage Services, LLC since 1989. The RealSource group of companies is involved in real estate brokering through a national referral business, tenant-in-common sponsorships with over 4,000 apartment units under asset management, a commercial finance group which has arranged for over $400 million in debt financing since 2002, a property management company and real estate insurance services.  Mr. Anderson currently serves on the national board of the Certified Commercial Investment Member (CCIM) Institute and has served on the national CCIM Member Services Committee and as 2008 President of the CCIM Utah Chapter and was named Utah CCIM of the year in 2007.  Mr. Anderson attended the University of Utah from 1972 to 1976.  He has held a principal real estate brokerage license in the State of Utah since 1986.

Nathan W. Hanks was appointed President, Chief Executive Officer and Director of the Company on May 31, 2013.  Mr. Hanks joined RealSource Brokerage Services, LLC in 1999 as an advisor and marketing director and became a co-owner in 2006.  Mr. Hanks is also associated with other RealSource companies, having served as the co-owner and President of RealSource Equity Services, LLC since 2002 and a co-owner and President of MaxCap Property Management since 2004.  He served as Vice-President and General Manager of Dalmar Enterprises Inc., a real estate training and marketing company, from 1997 to 1999.  He served as President of Capstone Entertainment, a video production and marketing company, from 1994 to 1997.  Mr. Hanks served as Chief Executive Officer of Teleconsulting Services Inc. from 1991 to 1994 and as Chief Financial Officer from 1987 to 1991.  He worked as a Certified Public Accountant at Ernst & Young from 1984 to 1986.  Mr. Hanks received his Bachelor of Arts in Accounting from the University of Utah in 1984 and was a Certified Public Accountant.  Mr. Hanks became a licensed Real Estate Agent in 2002 and a Certified Commercial Investment Member in 2003.

V. Kelly Randall was appointed Chief Operating Officer, Chief Financial Officer and Director of the Company on May 31, 2013.  Mr. Randall has served as the Chief Operating Officer of RealSource Property Consulting, LLC and RealSource Equity Services, LLC since 2006.  Prior to his time with RealSource, he spent 12 years with Ernst & Young serving numerous public and privately owned clients including Questar Corporation, a New York Stock Exchange company.  Since leaving Ernst & Young in 1991, Mr. Randall worked in increasingly important positions in both public and private companies including Corporate Controller and Secretary/Treasurer of Research Medical Inc. 1991 to 1996 (NASDAQ reporting company), Vice President and Chief Financial Officer of Mycotech Corporation from 1996 to 1999, Vice President and Chief Financial Officer of Found, Inc. 1999 to 2001, Vice President, Chief Financial Officer and Director of Commercial Concepts, Inc. from 2001 to 2002 (OTC reporting company) and the RealSource companies from 2002 to present.  He has extensive involvement in public and private financing, budgeting, reporting, information systems, mergers and acquisitions personnel management, and SEC accounting and reporting.  Mr. Randall received his Bachelor of Science and Masters of Accountancy degrees from Utah State University in 1975 and 1979.  He holds a real estate license in the state of Utah.

The Board of Directors and Committees

Our Board of Directors is not comprised of a majority of independent directors.  Our Board of Directors does not maintain a separate audit, nominating or compensation committee.  Functions customarily performed by such committees are performed by our Board of Directors as a whole.  We are not required to maintain a majority of independent directors or the foregoing committees under the rules applicable to companies that do not have securities listed or quoted on a national securities exchange or national quotation system.

Communication with our Directors

Shareholders or other interested parties may communicate with our directors by sending mail to our offices at 2089 Fort Union Blvd., Salt Lake City, UT  84121.

Board of Directors’ Meetings

During our fiscal year ending September 30, 2012, the Company did not hold any meetings of the Board of Directors, although our Board of Directors did act by unanimous written consent.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by our shareholders or us to become directors or executive officers.

Code of Ethics

We intend at some point to adopt an amended and restated code of ethics that applies to our officers, directors and employees.  We will file copies of our amended and restated code of ethics in a current report on Form 8-K.  You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.  In addition, a copy of the code of ethics will be provided without charge upon request to us.  We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a current report on Form 8-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers listed above both before and after the Purchase, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that directors, executive officers and persons who own more than 10% of the outstanding common stock of certain reporting companies file initial reports of ownership and reports of changes in ownership in such common stock with the SEC.  Officers, directors and stockholders who own more than 10% of the outstanding common stock of certain reporting companies are required by the SEC to furnish such companies with copies of all Section 16(a) reports they file. The Company is required to disclose whether it has knowledge that any person required to file such a report may have failed to do so in a timely manner.

Until the Closing Date, El-Moussa acted as President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and a director of the Company.  The Company believes that during the Company’s fiscal year ended September 30, 2012, Mr. El-Moussa and persons owning more than 10 percent of equity securities subject to such reporting obligations have satisfied all Section 16(a) filing requirements. In making this statement, the Company has relied solely upon examination of the copies of Forms 3, 4 and 5 filed with the SEC and the written representations of El-Moussa.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The table below sets forth the compensation earned for services rendered to the Company, for the fiscal years indicated, by its named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Charles El-Moussa(1) Principal Executive Officer	2012 2011	$-0- n/a	$-0- n/a	$-0- n/a	$-0- n/a	$-0- n/a	$-0- n/a	$-0- n/a	$-0- n/a

Mike McFarland(2) Formal Principal Executive Officer	2012 2011	$-0- $-0-	$-0- $-0-	$-0- $-0-	$-0- $-0-	$-0- $-0-	$-0- $-0-	$-0- $-0-	$-0- $-0-
______________________
(1)	Charles El-Moussa was appointed as chief executive officer, chief financial officer, president, secretary, treasurer and director on February 15, 2012.
(2)	Mike McFarland was appointed as chief executive officer, chief financial officer, president, secretary, treasurer and director on December 14, 2009 and resigned on February 15, 2012.

Employment Agreements

The Company does not have any employment agreements or other compensation arrangements with El-Moussa.

Director Compensation

The Company did not pay its directors any fees or other compensation for acting as directors, nor did the Company pay any fees or other compensation to any of its directors for acting as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-SPA

As of the Record Date, the Company had 11,975,645 shares of Common Stock outstanding and no shares of preferred stock issued and outstanding.  The Company has no outstanding stock options or warrants.

The following table sets forth the beneficial ownership of the Common Stock as of the Record Date by each person who served as a director and/or an executive officer of the Company on that date, the number of shares beneficially owned by all of the Company’s directors and executive officers as a group, and any persons who beneficially own 5% or greater of the Common Stock as of the Record Date.

Name and address (1)	Common Stock Beneficially Owned	Percentage of Class (2)

Charles El-Moussa (3)	1,000,000	8.35%
Three Sugar Creek Center, Suite 100
Sugar Land, TX 77478

Six Capital Limited	10,022,158	83.69%
Mont Fleuri
Mahe, Seychelles

All Directors and	1,000,000	8.35%
Executive Officers (1 person)

(1)
Under applicable rules of the Securities and Exchange Commission (the “Commission”), a person is deemed the “beneficial owner” of a security with regard to which the  person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the  voting of the security, or (b) the investment power, which includes the power to dispose,  or direct the disposition, of the security, in each case irrespective of the person’s economic interest in the security.  Under Commission rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.

(2)
In determining the percent of voting stock owned by a person on the Record Date (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities,  and (b) the denominator is the total of (i) the 11,975,645 shares of common stock outstanding on the Record Date, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities.  Neither the numerator nor the denominator  includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities.

(3)	Mr. El-Moussa is our president, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and sole director.

Post-SPA

The following table sets forth information known to the Company regarding the beneficial ownership of the Common Stock as of Closing Date after giving effect to the Purchase.

Name and address (1)	Number of Shares Beneficially Owned	Percentage of Class (2)

RealSource Acquisitions Group, LLC (3)	9,161,369	76.50%
2089 Fort Union Blvd.
Salt Lake City, UT 84121

Chesterfield Faring Ltd. (4)	1,616,712	13.5%
415 Madison Avenue New York, NY 10017

Michael S. Anderson (5)	9,161,369	76.50%
2089 Fort Union Blvd.
Salt Lake City, UT 84121

Nathan W. Hanks (6)	9,161,369	76.50%
2089 Fort Union Blvd.
Salt Lake City, UT 84121

V. Kelly Randall (7)	9,161,369	76.50%
2089 Fort Union Blvd.
Salt Lake City, UT 84121

All Directors and	9,161,369	76.50%
Executive Officers (3 persons)

(1)
Under applicable rules of the Commission, a person is deemed the “beneficial owner” of a security with regard to which the  person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the  voting of the security, or (b) the investment power, which includes the power to dispose,  or direct the disposition, of the security, in each case irrespective of the person’s economic interest in the security.  Under Commission rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security.

(2)
In determining the percent of voting stock owned by a person on the Record Date (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities,  and (b) the denominator is the total of (i) the 11,975,645 shares of common stock outstanding on the Record Date, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities.  Neither the numerator nor the denominator includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities.

(3)
V. Kelly Randall, Michael S. Anderson and Nathan W. Hanks have equal voting and investment power with respect to the subject shares held by RealSource Acquisitions Group, LLC.  Messrs. Randall, Anderson and Hanks disclaim beneficial ownership of the reported securities except to the extent of their respective pecuniary interest therein, and this Schedule 14F-1 shall not be deemed an admission of any beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(4)	Lawrence J. Selevan has voting and investment power with respect to the subject shares.

(5)	Mr. Anderson was appointed as the Company’s Chairman of the Board and a director as of the closing of the Purchase.

(6)	Mr. Hanks was appointed as the Company’s President and Chief Executive Officer and a director as of the closing of the Purchase.

(7)	Mr. Randall was appointed as the Company’s Chief Operating Officer and Chief Financial Officer and a director as of the closing of the Purchase.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports with the Securities and Exchange Commission annual reports, quarterly reports as well as other information the Company is required to file pursuant to securities laws.  You may read and copy materials the Company file with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Copies of those filings can be obtained from the Commission’s Public Reference Section at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov.  You may also call the Commission at 1-800-SEC-0330 for more information.  You may send communication to the board of directors at the address set forth on the cover page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 7, 2013	UPSTREAM BIOSCIENCES INC.

	By:	/s/ Nathan W. Hanks
Name: Nathan W. Hanks
Title: President and Chief Executive Officer